SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 1, 2010
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on November 1, 2010.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 1 November 2010
ING closes sale of stake in Canadian property portfolio
ING announced today that it has closed the sale of its 50% stake in ING Summit Industrial Fund LP (“Summit”), a Canadian light industrial property portfolio, to a joint venture between KingSett Capital Inc. and its affiliates and certain clients of Alberta Investment Management Corporation (AIMCo).
As announced on 27 August 2010, the transaction is in line with ING’s stated objective of reducing its exposure to real estate and does not affect the earlier announced evaluation of the position of ING Real Estate Investment Management within the bank. This separate process is ongoing.
The transaction value for 100% of Summit is approximately CAD 2.0 billion and includes assumed debt. As previously announced, the transaction will not have a material impact on ING Group’s 2010 results and capital ratios. The sale of the 50% stake owned by ING Industrial Fund, ING Group’s co-investor in Summit, was also closed in the same transaction.
The separate transaction to sell ING Real Estate Canada, the manager of Summit, to KingSett/AIMCo has also been completed. Further details for this separate transaction, which was also announced on 27 August 2010, were not disclosed.
Summit is a real estate investment fund that focuses on Canadian light industrial real estate. The fund’s portfolio comprises over 400 industrial properties located primarily in major metropolitan markets in Canada.
KingSett Capital is Canada’s leading private equity real estate investment business co-investing with pension funds and high net worth individuals. AIMCo is one of Canada’s largest institutional investment managers. It manages about CAD 70 billion of Alberta public sector pension and endowment assets, including a real estate portfolio valued in excess of CAD 5 billion.

Press enquiries	Investor enquiries
Victorina de Boer	Alexander Mollerus
+31 20 541 5469	+31 20 541 6482
victorina.de.boer@ing.com	alexander.mollerus@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 30 June 2010, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 105,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the implementation of ING’s restructuring plan to separate banking and insurance operations, (iv) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (v) the frequency and severity of insured loss events, (vi) mortality and morbidity levels and trends, (vii) persistency levels, (viii) interest rate levels, (ix) currency exchange rates, (x) general competitive factors, (xi) changes in laws and regulations, (xii) changes in the policies of governments and/or regulatory authorities, (xiii) conclusions with regard to purchase accounting assumptions and methodologies, (xiv) changes in ownership that could affect the future availability to us of net operating loss, net capital loss and built-in loss carryforwards, and (xv) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: November 1, 2010